UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Level 54, Hopewell Centre

183 Queen’s Road East

Hong Kong

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. PW Medtech Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. G21515104

1.	Names of Reporting Persons. Cross Mark Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. G21515104

1.	Names of Reporting Persons. Liu Yufeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

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Introduction

This Amendment No. 12 to Schedule 13D (this “Amendment No.12”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018, the Amendment No. 2 filed under Schedule 13D/A on September 24, 2018, the Amendment No. 3 filed under Schedule 13D/A on September 19, 2019, the Amendment No. 4 filed under Schedule 13D/A on January 24, 2020, the Amendment No. 5 filed under Schedule 13D/A on March 20, 2020, the Amendment No. 6 filed under Schedule 13D/A on May 5, 2020, the Amendment No. 7 filed under Schedule 13D/A on May 11, 2020, the Amendment No. 8 filed under Schedule 13D/A on September 17, 2020, the Amendment No. 9 filed under Schedule 13D/A on October 28, 2020, the Amendment No. 10 filed under Schedule 13D/A on November 20, 2020 and the Amendment No. 11 filed under Schedule 13D/A on December 31, 2020 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (together with PWM and Cross Mark, the “Reporting Persons”) relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

This Amendment No.12 is the final amendment to the Original Schedule 13D and an exit filing for the Reporting Persons. Except as provided herein, this Amendment No.12 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.12 have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On January 6, 2021, PWM completed the sale of the BTL Sale Shares to BTL pursuant to the terms and conditions of the BTL SPA.

On January 6, 2021 and with effect from closing of the transactions contemplated under the BTL SPA, Ms. Yue’e Zhang resigned as a director of the Issuer.

On January 6, 2021 and with effect from closing of the transactions contemplated under the BTL SPA, PWM ceased to be a holder of any Ordinary Shares and ceased to be a member of the Buyer Consortium.

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Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof.

(b) See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as disclosed in the Original Schedule 13D (as amended by this Amendment No.12), to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2 of the Original Schedule 13D, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) With effect from closing of the transactions contemplated under the BTL SPA on January 6, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2021

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

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